Dynegy Holdings Inc. 1000 Louisiana, Suite 5800 Houston, Texas 77002 (713) 507-6400

August 5, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Mara Ransom

RE:	Dynegy Holdings Inc. (the “Company”)
Registration Statement on Form S-4 (“Form S-4”)
Filed June 30, 2010
File No. 333-167884

Dear Ms. Ransom:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2010. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our Form S-4.

General

1.

We note that you issued $235M in 7.5% Senior Unsecured Notes due 2015 on December 1, 2009 as consideration for the assets you purchased from LS Power Partners, LP. It appears that these Notes were initially issued to Adio Bond, LLC, an affiliate of LS Power Partners, L.P., in reliance upon an exemption from Section 5 registration, and that Adio Bond subsequently resold the Notes to Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., along with various other qualified institutional buyers pursuant to Securities Act Rule 144A. We also note that you entered into a registration rights agreement with Adio Bond, LLC whereby you agreed to use your reasonable efforts to complete a registered exchange offer for the Notes in reliance upon the no-action letters issued to Exxon Capital Holdings Corporation and that the purchasers to whom you resold the Notes are entitled to the benefits of the registration rights agreement. Your transaction appears to differ from the Exxon Capital Holdings Corporation precedent in the following respects: (1) the circumstance under which you issued the Notes was in connection with an asset purchase transaction and (2) the nature of the initial purchaser of the Notes is an entity that is not a broker-dealer. Given that the

U. S. Securities and Exchange Commission

August 5, 2010

staff applies the Exxon Capital Holdings Corporation no-action letters narrowly, please provide us with your analysis as to why you believe it is appropriate for you to rely upon this precedent in light of the differences we have noted above.

Response: With respect to the first difference identified by the Staff, it should be noted that our parent company, Dynegy Inc. (“Dynegy”), entered into the transactions with LS Power Partners, L.P. and certain of its affiliates (collectively, “LS Power”) for two primary purposes – first, to simplify its capital and corporate governance structure via the exit of LS Power, Dynegy’s then largest shareholder, and, second, to raise approximately $1.0 billion in cash to be used by Dynegy to retire outstanding debt and for general corporate purposes. To achieve these objectives, Dynegy agreed to sell certain of its power generation assets to LS Power and we agreed to issue $235 million of our 7.5% Senior Unsecured Notes due 2015 (the “Notes”) to Adio Bond, LLC, an affiliate of LS Power that was organized by LS Power for the purpose of acquiring the Notes (these transactions are collectively referred to as the “LS Power Transactions”). Dynegy would not have proceeded with the LS Power Transactions if it would not have been able to achieve both purposes, which included raising the $1.0 billion in capital. To maintain its desired power generation portfolio and still raise the full $1.0 billion in capital, we agreed to issue the Notes. Therefore, while the Notes were issued in a multi-part transaction, our issuance of the Notes was in essence a traditional corporate capital raise consistent with the Exxon Capital Holdings Corporation no-action letter and its progeny, including the Morgan Stanley no-action letter (the “No-Action Letters”). Furthermore, we believe that it is not uncommon for a more traditional Rule 144A debt offering (which is typically followed by an Exxon Capital exchange offer) to be made contemporaneously with other transactions, including business combination transactions, asset transactions, and other similar transactions. Based on the foregoing, we do not believe the first difference identified by the Staff precludes us from relying on the No-Action Letters and proceeding with the registered exchange offer on Form S-4.

With respect to the second difference identified by the Staff, we would note that under the Morgan Stanley no-action letter, two permissible transaction types are contemplated, including the issuance of initial securities to a broker-dealer as in a traditional Rule 144A debt offering (see transaction type 2). The Morgan Stanley no-action letter also contemplates that an issuer may directly sell initial securities on a private basis under Section 4(2) or pursuant to Regulation D of the Securities Act of 1933, as amended, which securities may be resold by the initial purchaser pursuant to Rule 144A (see transaction type 1). In conformity with transaction type 1 under the Morgan Stanley no-action letter, our issuance of the Notes to Adio Bond was pursuant to Rule 506 of Regulation D and subsequently resold by Adio Bond to Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., and other qualified institutional buyers pursuant to Rule 144A. Consequently, we believe it is appropriate for us to rely on the No-Action Letters and proceed with the registered exchange offer on Form S-4.

U. S. Securities and Exchange Commission

August 5, 2010

Summary of the Exchange Offer, page 2

2.	Please revise your disclosure here, and elsewhere in the filing, as appropriate, to clarify that you will issue the Exchange Notes promptly following the expiration of the offer, as opposed to after acceptance. Refer to Rule 14e-1(c).

Response: We will make the requested revisions to the Form S-4 prior to filing.

The Exchange Offer, page 23

Expiration Time: Extensions; Amendments, page 24

3.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five (5) business days remain in the offer following notice of the material change.

Response: We will make the requested revisions to the Form S-4 prior to filing.

Conditions, page 28

4.	You state in this section that you will not be required to accept for exchange and may terminate or amend the exchange offer “before the acceptance of the Outstanding Notes.” We believe that this disclosure may suggest that you may waive or assert conditions to the offer after the expiration of the offer because acceptance of the Notes could occur after the expiration of the offer. Please revise to make clear that all conditions to the offer, other than any involving governmental approval, must be satisfied or waived before the expiration of the offer.

Response: We will make the requested revisions to the Form S-4 prior to filing.

5.	We note that you may determine in your sole discretion whether the offer conditions have been satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response: We will make the requested revisions to the Form S-4 prior to filing.

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form S-4, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Form S-4, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U. S. Securities and Exchange Commission

August 5, 2010

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 507-6400.

Sincerely,

DYNEGY HOLDINGS INC.

By:	/s/ J. Kevin Blodgett
J. Kevin Blodgett
General Counsel & EVP, Administration